Exhibit 21

SUBSIDIARIES OF ISLE OF CAPRI CASINOS, INC.

WHOLLY OWNED SUBSIDIARIES	STATE OF INCORPORATION

Grand Palais Riverboat, Inc.	Louisiana
IOC – Boonville, Inc.	Nevada
IOC – Davenport, Inc.	Iowa
IOC Holdings, L.L.C.	Louisiana
IOC – Kansas City, Inc.	Missouri
IOC – Lula, Inc.	Mississippi
Isle of Capri Bettendorf, L.C.	Iowa
Isle of Capri Marquette, Inc.	Delaware
Louisiana Riverboat Gaming Partnership	Louisiana
Riverboat Corporation of Mississippi	Mississippi
Riverboat Corporation of Mississippi – Vicksburg	Mississippi
St. Charles Gaming Company, Inc.	Louisiana

PARTIALLY OWNED SUBSIDIARIES

CCSC/Blackhawk, Inc.	Colorado
Isle of Capri Black Hawk, L.L.C.	Colorado